SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

SYNTEC BIOFUEL INC.
(Name of issuer)

Common Stock
(Title of class of securities)

87163W 109
(CUSIP number)

MONTILLA CAPITAL INC. 7 Abraham de Veerstraat PO Box 840 Willemstad Curacao Netherlands Antilles
(Name, address and telephone number of person authorized to receive notices and communications)

October 2, 2007
(Date of event which required filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87163W 109	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS MONTILLA CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS (MONTILLA CAPITAL INC.)
	7	SOLE VOTING POWER
NUMBER OF
3,080,000 COMMON SHARES
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY
0
OWNED BY
	9	SOLE DISPOSITIVE POWER
EACH
3,080,000 COMMON SHARES
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,000 COMMON SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 87163W 109	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Statement relates to Common Shares, with par value of $0.0001, of Syntec Biofuel Inc.  (the "Issuer"), a Washington company with its principal executive offices of the Issuer are located at Suite 206 – 388 Drake Street, Vancouver, British Columbia, Canada V6B 6A8.

Item 2.  Identity and Background.

This statement is being filed by:

(a)–
(c) Montilla Capital Inc. (“Montilla”), the entity filing this Schedule 13D, is a British Virgin Islands company, and its principal business address and principal office is 7 Abraham de Veerstraat, PO Box 840, Willemstad, Curacao, Netherlands Antilles.  Montilla’s sole coporate director is Universal Directors Inc. (“Universal”).  Univeral is incorporated in the British Virgin Islands and its’ administrative address is 7 Abraham de Veerstraat, PO Box 840, Willemstad, Curacao, Netherlands Antilles.  Montilla’s principal business is as an investment company.

(d) –
(e) Neither Montilla nor Universal nor any of the Executive officers or Directors has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship and principal address of each of the executive officers and directors of Unversal are as attached. The principal business of each individual is to act as directors of Universal.

Item 3.  Source and Amount of Funds or Other Consideration.

Monttilla acquired 3,080,000 shares at a fair market value of $0.455, pursuant to an Intellectual Property and Asset Purchase Agreement dated September 28, 2007, between Montilla Capital Inc. and nominees and Issuer, for payment for the acquisition of the assets and co-ownership of the intellectual property.

Item 4.  Purpose of Transaction.

Montilla acquired the shares for investment purposes.  Subject to market and business conditions and other factors, Montilla may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares. At present, Montilla contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Except as set forth in this Statement, Montilla does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No. 87163W 109	13D	Page 4 of 5 Pages

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Issuer Common Shares beneficially owned by Montilla are 3,080,000 and 11.0%, respectively.

(b)	Montilla has the sole power to vote and dispose of the 3,080,000 shares of Common Stock deemed to be beneficially owned by it.

(c)	Montilla sold 800,000 shares for a price of $0.50 in a private transaction on September 10, 2007.

(d)	No other person has the right to receive the proceeds from the sale of the Common Stock held by Montilla.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, neither Montilla nor, to Montilla's knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

1. Signature list and list of Directors.

CUSIP No. 87163W 109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2007
(Date)

MONTILLA CAPITAL INC. by its authorized signatory:

/s/Edwin Geerman
(Signature)

Universal Directors Inc. Edwin Geerman, Secretary
Name/Title